                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*
                               BET Holdings Inc.
                                (Name of Issuer)

                 Class A Common Stock, par value $.02 per share
                         (Title of Class of Securities)

                                  086585-10-6
                                 (CUSIP Number)

Stephen M. Brett, Esq.                  Frederick H. McGrath, Esq.
Senior Vice President                   Baker & Botts, L.L.P.
and General Counsel                     599 Lexington Avenue
Tele-Communications, Inc.               New York, New York 10022-6030
5619 DTC Parkway                        (212) 705-5000
Englewood, CO  80111
(303) 267-5500

           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              September 10, 1997
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*NOTE: THIS STATEMENT ALSO CONSTITUTES AMENDMENT NO. 6 OF A REPORT ON SCHEDULE 13D OF ROBERT L. JOHNSON AND AMENDMENT NO. 1 OF A REPORT ON SCHEDULE 13D OF TELE-COMMUNICATIONS, INC.

CUSIP No. 086585-10-6

       (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

            Robert L. Johnson

       (2)  Check the Appropriate Box if a Member of a Group
                                             (a)        [X]
                                             (b)        [ ]

       (3)  SEC Use Only

       (4)  Source of Funds
                        BK, OO

       (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

       (6)  Citizenship or Place of Organization

            United States

  Number of                (7)  Sole Voting Power             0 shares
   Shares
Beneficially               (8)  Shared Voting Power           10,556,573 shares*
  Owned by
    Each                   (9)  Sole Dispositive Power        0 shares
  Reporting
   Person                 (10)  Shared Dispositive Power      10,556,573 shares*
    With

       (11) Aggregate Amount Beneficially Owned by Each Reporting Person

            10,556,573 shares*

       (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            [ ]

       (13) Percent of Class Represented by Amount in Row (11)
                           62.7%
            Assumes conversion of all shares of Class B Common Stock and Class C Common Stock beneficially owned by the Reporting Persons into shares of Class A Common Stock. Because each share of Class B Common Stock and Class C Common Stock generally is entitled to ten votes per share while the Class A Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 91.8% of the voting power of the Company.

       (14) Type of Reporting Person (See Instructions)
                           IN

____________________
* Includes 79,600 shares beneficially owned by Mr. Johnson's spouse, as to which shares the Reporting Persons disclaim beneficial ownership.

                               Page 2 of 15 pages

CUSIP No. 086585-10-6

       (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

            Tele-Communications, Inc.
            84-1260157

       (2)  Check the Appropriate Box if a Member of a Group
                                             (a)        [X]
                                             (b)        [ ]
       (3)  SEC Use Only

       (4)  Source of Funds
                        BK, OO

       (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

       (6)  Citizenship or Place of Organization

            Delaware

  Number of                (7)  Sole Voting Power             0 shares
   Shares
Beneficially               (8)  Shared Voting Power           10,556,573 shares*
  Owned by
    Each                   (9)  Sole Dispositive Power        0 shares
  Reporting
   Person                 (10)  Shared Dispositive Power      10,556,573 shares*
    With

       (11) Aggregate Amount Beneficially Owned by Each Reporting Person

            10,556,573 shares*

       (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            [ ]

       (13) Percent of Class Represented by Amount in Row (11)
                              62.7%
            Assumes conversion of all shares of Class B Common Stock and Class C Common Stock beneficially owned by the Reporting Persons into shares of Class A Common Stock. Because each share of Class B Common Stock and Class C Common Stock generally is entitled to ten votes per share while the Class A Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 91.8% of the voting power of the Company.

       (14) Type of Reporting Person (See Instructions)
                           CO

____________________
* Includes 79,600 shares beneficially owned by Mr. Johnson's spouse, as to which shares the Reporting Persons disclaim beneficial ownership.

                               Page 3 of 15 pages

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D/A

                                 Statement of

                               ROBERT L. JOHNSON

                                      and

                           TELE-COMMUNICATIONS, INC.

                           Pursuant to Section 13(d)
                    of the Securities Exchange Act of 1934
                                 in respect of

                               BET HOLDINGS INC.

        This Report on Schedule 13D relates to the Class A common stock, par value $.02 per share (the "Class A Stock"), of BET Holdings, Inc., a Delaware corporation (the "Company"). The Report on Schedule 13D originally filed by Robert L. Johnson on November 12, 1991, as amended and supplemented by the amendments thereto previously filed with the Commission (collectively, the "Johnson Schedule 13D"), is hereby amended and supplemented to include the information contained herein, and this Report constitutes Amendment No. 6 to the Johnson Schedule 13D. In addition, the Report on Schedule 13D originally filed by Tele-Communications, Inc., a Delaware corporation ("TCI"), on August 15, 1994, as amended and supplemented by the amendments thereto previously filed with the Commission (collectively, the "TCI Schedule 13D"), is hereby amended and supplemented to include the information contained herein, and this Report constitutes Amendment No. 1 to the TCI Schedule 13D. Mr. Johnson and TCI (each, a "Reporting Person") constitute a "group" for purposes of Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to their respective beneficial ownership of the Class A Stock and are collectively referred to as the "Reporting Group." This Report on Schedule 13D also constitutes the original Report (the "Reporting Group Schedule 13D") of the Reporting Group. The Johnson Schedule 13D, the TCI Schedule 13D, and the Reporting Group Schedule 13D, are collectively referred to as the "Schedule 13D."

        The summary descriptions contained in this Report of certain agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents filed as Exhibits hereto and incorporated herein by reference. Information contained herein with respect

                               Page 4 of 15 pages
to each Reporting Person and its executive officers, directors and controlling persons is given solely by such Reporting Person, and no other Reporting Person has responsibility for the accuracy or completeness of information supplied by such other Reporting Person.

ITEM 1.  SECURITY AND ISSUER.

        The information set forth in Item 1 of the Johnson Schedule 13D and the TCI Schedule 13D is hereby amended and supplemented by adding the following information thereto, and such information also constitutes the Reporting Group
Schedule 13D:

        The principal executive offices of the Company are located at One BET Plaza, 1900 W Place, N.E., Washington, D.C. 20018-1211. The class of securities to which this Report relates is the Class A Stock of the Company.

        Pursuant to Rule 13d-3 promulgated under the Exchange Act, this Report also relates to the shares of Class A Stock issuable upon conversion of shares of the Class B Common Stock, par value $.02 per share ("Class B Stock") and the Class C Common Stock, par value $.02 per share (the "Class C Stock", and collectively with the Class A Stock and the Class B Stock, the "Common Stock") of the Company. The holders of Class A Stock are entitled to one vote per share and holders of the Class B Stock and Class C Stock are entitled to ten votes per share. Holders of Class A Stock, Class B Stock and Class C Stock vote together on all matters except for the election of directors and as otherwise required under Delaware law. The holders of Class A Stock, voting separately as a class, vote to elect 25% of the directors of the Company, and the holders of Class B Stock and Class C Stock, voting together as a class, vote to elect 75% of the directors of the Company. The Class A Stock, Class B Stock, Class C Stock and any options or other rights to acquire shares of Common Stock, are referred to herein collectively as the "Company Securities."

ITEM 2.  IDENTITY AND BACKGROUND.

        The information set forth in Item 2 of the Johnson Schedule 13D and the TCI Schedule 13D is hereby amended and supplemented by adding the following information thereto, and such information also constitutes the Reporting Group
Schedule 13D:

        Mr. Johnson's business address is One BET Plaza, 1900 W Place, N.E., Washington, DC 20018-1211 and his principal occupation is Chairman of the Board of Directors and Chief Executive Officer of the Company.

        During the last five years, Mr. Johnson has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                               Page 5 of 15 pages

        Mr. Johnson is a United States citizen.

        TCI's principal business address is Terrace Tower II, 5619 DTC Parkway, Englewood, Colorado 80111. TCI, through its subsidiaries and affiliates, is principally engaged in the construction, acquisition, ownership and operation of cable television systems and the provision of satellite-delivered video entertainment, information and home shopping programming services to various video distribution media, principally cable television systems. TCI also has investments in cable and telecommunications operations and television programming in certain international markets as well as investments in companies and joint ventures involved in developing and providing programming for new television and telecommunications technologies.

        The name, business address and present principal occupation or employment and the name, address and principal business of any corporation or other organization in which such employment is conducted, of (i) each of the executive officers and directors of TCI, (ii) each person controlling TCI, and
(iii) the executive officers and directors of any corporation controlling TCI, are set forth in Schedule 1 attached hereto and incorporated herein by reference.

        During the last five years, neither TCI nor, to the best of its knowledge, any of its executive officers, directors or controlling persons has
(i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such law.

        TCI is a corporation formed under the laws of the state of Delaware. To the best knowledge of TCI, each of its executive officers and directors is a citizen of the United States, except as specifically set forth in Schedule 1 hereto.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        The information set forth in Item 3 of the Johnson Schedule 13D and the TCI Schedule 13D is hereby amended and supplemented by adding the following information thereto, and such information also constitutes the Reporting Group
Schedule 13D:

        As more fully described in Item 4 of this Schedule 13D, the Reporting Persons have made a proposal (the "Proposal") to the Company pursuant to which an entity to be formed by the Reporting Persons ("Newco"), would acquire all of the common stock of the Company not already owned by Mr. Johnson and TCI (the "Acquisition"). The Proposal contemplates that current shareholders of the Company would be paid $48 in cash for each share of Class A Stock held.

        Mr. Johnson and TCI currently contemplate that in connection with the Acquisition each of them would contribute all of their Company Securities to Newco; however, the Reporting Persons have not yet formulated definitive plans regarding such equity contributions. The Reporting Persons

                               Page 6 of 15 pages
currently expect to cause Newco to borrow the balance of the funds required to effect the Acquisition. The Reporting Persons may seek to cause Newco to borrow a portion of the funds to effect the Acquisition from banks or other financial institutions and/or to obtain additional funds through the issuance and sale of debt securities of Newco; however, the Reporting Persons have not obtained any commitment from any bank or financial institution regarding any such loan or received any commitment or other formal undertaking from any person or firm to purchase or place any such debt securities. It is expected that in connection with the Acquisition, the Company will assume, guarantee or otherwise become liable for, contractually or by operation of law, Newco's obligations under any borrowings of Newco or debt securities sold by Newco. Following the Acquisition, the Reporting Persons also expect to use the Company's available cash resources to pay certain of the costs of the Acquisition or retire or amortize certain obligations incurred to effect the Acquisition.

ITEM 4.  PURPOSE OF TRANSACTION.

        The information set forth in Item 4 of the Johnson Schedule 13D and the TCI Schedule 13D is hereby amended and supplemented by adding the following information thereto, and such information also constitutes the Reporting Group
Schedule 13D:

        On September 10, 1997, the Reporting Persons transmitted a letter to the Board of Directors of the Company proposing that the Reporting Persons acquire, by merger or other business combination, all of the common stock of the Company not owned by the Reporting Persons at a price of $48 per share in cash. The Proposal is conditioned upon, among other things, the approval of the Acquisition by the Board of Directors of the Company, negotiation and execution of a mutually acceptable acquisition agreement, the receipt of financing on acceptable terms in amounts sufficient to effect the Acquisition, and other customary conditions. It is expected that, in the event the Acquisition is consummated, the registration of the Class A Stock pursuant to Section 12 of the Exchange Act would be terminated, and the Class A Stock would cease to be listed on the New York Stock Exchange, Inc. or on any other inter-dealer quotation system or on any securities exchange. The description contained herein of the Proposal is qualified in its entirety by reference to the complete text of the proposal letter, a copy of which is filed as an Exhibit hereto and incorporated by reference herein.

        By virtue of their ownership of the Company Securities the Reporting Persons possess voting control of the Company and are entitled, as a result of their ownership of shares of Class B Stock and Class C Stock, to elect 75% of the members of the Board of Directors. Mr. Johnson is the Chairman of the Board and Chief Executive Officer of the Company. In addition, Dr. John C. Malone, the Chairman of the Board and Chief Executive Officer of TCI, and Robert R. Bennett, an Executive Vice President of TCI and the President and Chief Executive Officer of Liberty Media Corporation, a wholly owned subsidiary of TCI ("Liberty"), are members of the Board of Directors of the Company.

        As of the date hereof, the Company's Board of Directors has not responded to the Proposal. There can be no assurance that the Board of Directors of the Company will accept the Proposal or,

                               Page 7 of 15 pages
if accepted, that the conditions set forth in such proposal, including the obtaining of requisite financing, will be satisfied, that a mutually acceptable definitive acquisition agreement will be entered into, or that the Acquisition will be consummated.

        Each of the Reporting Persons has considered, but has not made any decision concerning, its course of action if the Company's Board of Directors rejects the Proposal or refuses to engage in discussions with Mr. Johnson and TCI regarding the proposed Acquisition, or if begun, such discussions do not result in the execution of a mutually satisfactory acquisition agreement. In such event, each of Mr. Johnson and TCI could decide (i) to acquire additional shares of Class A Stock or other securities of the Company in the open market, in privately negotiated transactions or otherwise, (ii) to continue to hold such shares and maintain voting control of the Company, or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the last paragraph of Item 4 of this Schedule 13D. Regardless, each of the Reporting Persons specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), each of the Reporting Persons currently expects that it would take into consideration a variety of factors, including, but not limited to, the Company's business and prospects, other developments concerning the Company and the cable television and entertainment programming industries generally, other business opportunities available to such Reporting Person, other developments with respect to the business of such Reporting Person, general economic conditions and money and stock market conditions, including the market price of the Class A Stock.

        Other than as set forth in this Schedule 13D, the Reporting Persons have no present plans or proposals which relate to or would result in:

        (a) The acquisition by any person of additional securities of the Company or the disposition of securities of the Company;

        (b) An extraordinary corporation transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

        (c) A sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

        (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

        (e) Any material change in the present capitalization or dividend policy of the Company;

        (f) Any other material change in the Company's business or corporate structure;

                               Page 8 of 15 pages

        (g) Changes in the Company charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

        (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

        (j)  Any action similar to any of those enumerated in this item.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

        The information set forth in Item 5 of the Johnson Schedule 13D and the TCI Schedule 13D is hereby amended and supplemented by adding the following information thereto, and such information also constitutes the Reporting Group
Schedule 13D:

        (a)-(b) The Company's Quarterly Report on Form 10-Q for the quarter ended April 30, 1997 reports that as of June 9, 1997 there were outstanding 10,013,755 shares of Class A Stock, 1,831,600 shares of Class B Stock and 4,820,000 shares of Class C Stock. As of the date hereof and assuming the conversion into Class A Stock of all shares of Class B Stock and Class C Stock held by the Reporting Persons, the Reporting Persons beneficially own an aggregate of 10,556,573 shares of Class A Stock, or approximately 62.7% of the shares of Class A Stock deemed outstanding. Of these shares, (i) Mr. Johnson owns 1,913,073 shares of Class A Stock and 4,820,000 shares of Class C Stock and holds options (which are currently exercisable or become exercisable within the next 60 days) to acquire 160,300 shares of Class A Stock, and (ii) TCI (through Liberty) owns 1,831,600 shares of Class A Stock and 1,831,600 shares of Class B Stock. The shares of Class A Stock beneficially owned by Mr. Johnson (including shares issuable upon exercise of such options) constitute approximately 20.4% of the outstanding shares of Class A Stock (without giving effect to the conversion of Mr. Johnson's shares of Class C Stock), the shares of Class A Stock beneficially owned by TCI constitute approximately 18.3% of the outstanding shares of Class A Stock (without giving effect to the conversion of TCI's shares of Class B Stock), the shares of Class B Stock beneficially owned by TCI constitute 100% of the outstanding shares of Class B Stock, and the shares of Class C Stock beneficially owned by Mr. Johnson constitute 100% of the outstanding shares of Class C Stock. With respect to Mr. Johnson, the foregoing amounts include 100 shares of Class A Stock and options (which are currently exercisable or become exercisable within the next 60 days) to acquire 79,500 shares of Class A Stock held by Mr. Johnson's wife. The Reporting Persons disclaim beneficial ownership of all shares and options held by Mr. Johnson's wife.

        Because of the voting power attributable to the Class B Stock and Class C Stock beneficially owned by the Reporting Persons, the Company Securities beneficially owned by the Reporting Persons constitute approximately 91.8% of the outstanding voting power of the Company.

                               Page 9 of 15 pages

        By virtue of their status as a "group" for purposes of Rule 13d-5, each of Mr. Johnson and TCI may be deemed to have shared voting and dispositive power over the shares owned by the other person.

        (c)  None

        (d)  None

        (e)  None

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

        The information set forth in Item 6 of the Johnson Schedule 13D and the TCI Schedule 13D is hereby amended and supplemented by adding the following information thereto, and such information also constitutes the Reporting Group
Schedule 13D:

        The information set forth in Items 3 and 4 of this Schedule 13D is hereby incorporated by reference herein.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

        1. Joint Filing Agreement between Robert L. Johnson and Tele-Communications, Inc.

        2. Letter, dated September 10, 1997, from Robert L. Johnson and Liberty Media Corporation to the Board of Directors of the Company.

                              Page 10 of 15 pages

                            SIGNATURE


        After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: September 15, 1997


                                              /s/  Robert L. Johnson
                                              --------------------------
                                              Robert L. Johnson


                                              TELE-COMMUNICATIONS, INC.


                                              By:  /s/  Stephen M. Brett
                                                 ------------------------
                                                 Name:  Stephen M. Brett
                                                 Title: Executive Vice President
                                                        and General Counsel

                              Page 11 of 15 pages

                            EXHIBIT INDEX

                                                                    Seq. Pg. No.
1.  Joint Filing Agreement between Robert L. Johnson and
    Tele-Communications, Inc. regarding joint filing of
    Schedule 13D.

2.  Letter, dated September 10, 1997, from Robert L. Johnson and
    Liberty Media Corporation to the Board of Directors of the Company.

                              Page 12 of 15 pages

                                  SCHEDULE 1

             Directors, Executive Officers and Controlling Persons
                     of Tele-Communications, Inc. ("TCI")

                                                                        Principal Business or
                               Principal Occupation                     Organization in which
Name                           and Business Address                   such Business is Conducted
----                           --------------------                   --------------------------
John C. Malone                 Chairman of the Board and Chief        Cable television &
                               Executive Officer & Director of        telecommunications; &
                               TCI,                                   programming services
                               5619 DTC Parkway,
                               Englewood, CO 80111

Leo J. Hindery, Jr.            President and Chief Operating          Cable television &
                               Officer & Director of TCI,             telecommunications; &
                               5619 DTC Parkway,                      programming services
                               Englewood, CO 80111

Donne F. Fisher                Consultant & Director of TCI,          Cable television &
                               5619 DTC Parkway,                      telecommunications; &
                               Englewood, CO 80111                    programming services

John W. Gallivan               Director of TCI; Chairman of the       Newspaper publishing
                               Board of Kearns-Tribune
                               Corporation,
                               400 Tribune Building,
                               Salt Lake City, UT 84111

Tony Coelho                    Director of TCI; Chairman of the       Investment services
                               Board & Chief Executive Officer
                               of ETC w/TCI, Inc.; Chairman &
                               Chief Executive Officer of
                               Coelho Associates, L.L.P.,
                               1325 Avenue of the Americas,
                               26th Floor,
                               New York, NY 10019

                              Page 13 of 15 pages

                                                                        Principal Business or
                               Principal Occupation                     Organization in which
Name                           and Business Address                   such Business is Conducted
----                           --------------------                   --------------------------
Kim Magness                    Director of TCI & TCI                  Management of personal
                               Communications, Inc.; Manages          investments
                               various personal investments,
                               4000 E. Belleview,
                               Englewood, CO 80111

Paul A. Gould                  Director of TCI; Managing              Securities firm
                               Director and Executive Vice
                               President of Allen & Company,
                               Incorporated,
                               711 Fifth Avenue,
                               New York, NY 10022

Robert A. Naify                Director of TCI; President and         Motion Picture Industry
                               Chief Executive Officer of
                               Todd-AO Corporation,
                               172 Golden Gate Avenue,
                               San Francisco, CA 94102

Jerome H. Kern                 Director of TCI; Business              Business Consulting:  Law
                               Consultant; Senior Counsel to
                               Baker & Botts, L.L.P.,
                               5619 DTC Parkway,
                               Englewood, CO 80111

J. C. Sparkman                 Director of TCI and Consultant,        Cable television &
                               5619 DTC Parkway,                      telecommunications; &
                               Englewood, CO 80111                    programming services

Gary K. Bracken                Senior Vice President &                Cable television &
                               Controller of TCI                      telecommunications; &
                               Communications, Inc.,                  programming services
                               5619 DTC Parkway,
                               Englewood, CO 80111

Stephen M. Brett               Executive Vice President,              Cable television &
                               Secretary & General Counsel of         telecommunications; &
                               TCI, 5619 DTC Parkway,                 programming services
                               Englewood, CO 80111

                              Page 14 of 15 pages

                                                                        Principal Business or
                               Principal Occupation                     Organization in which
Name                           and Business Address                   such Business is Conducted
----                           --------------------                   --------------------------
Larry E. Romrell               Executive Vice President of TCI,       Cable television &
                               5619 DTC Parkway,                      telecommunications; &
                               Englewood, CO 80111                    programming services

Bernard W. Schotters, II       Senior Vice President &                Cable television &
                               Treasurer of TCI,                      telecommunications; &
                               5619 DTC Parkway,                      programming services
                               Englewood, CO 80111

Fred A. Vierra                 Executive Vice President               Cable television &
                               of TCI; Chief Executive  Officer       telecommunications; &
                               and Director of                        programming services
                               Tele-Communications
                               International, Inc.,
                               5619 DTC Parkway,
                               Englewood, CO 80111

Robert R. Bennett              Executive Vice President of TCI;       Cable television &
                               President and Chief Executive          telecommunications; &
                               Officer of Liberty Media               programming services
                               Corporation,
                               5619 DTC Parkway,
                               Englewood, CO 60111
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